08027415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Linear Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Hutton Centre Drive, Suite 1000
(No. and Street)

Santa Ana California 92707
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Vanderhoof (800) 810-3390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, Tarzana 91356
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Vanderhoof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Linear Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Steven Vanderhoof

Signature

President

Title

Notary Public

SELENA RAE TODERO
Commission # 1674755
Notary Public - California
Orange County
My Comm. Expires Jun 13, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Orange

On 1/25/08 before me, Selena Rae Todero, notary public,
(Here insert name and title of the officer)

personally appeared Steven Vanderhoof,

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

SELENA RAE TODERO
Commission # 1674786
Notary Public - California
Orange County
My Comm. Expires Jun 13, 2010

WITNESS my hand and official seal.

Signature of Notary Public (Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audit Report
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 1 Document Date 12/31/07

Linear
(Additional information)

CAPACITY CLAIMED BY THE SIGNER

☒ Individual (s)
☐ Corporate Officer

(Title)

☐ Partner(s)
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- *Print the name(s) of document signer(s) who personally appear at the time of notarization.*
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
  - Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax. (818) 401-8818

INDEPENDENT AUDITORS' REPORT

Board of Directors
Linear Financial Services, Inc.
Santa Ana, California

I have audited the accompanying statement of financial condition of Linear Financial Services, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Linear Financial Services, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BW CPA

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2008

LINEAR FINANCIAL SERVICES, INC.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	29,320
Deposit clearing house		10,238
Deferred tax benefit		18,778
Prepaid expenses		47,435
Total assets		105,771

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	9,073
Total liabilities		9,073

STOCKHOLDER'S EQUITY:

Common stock (1,000 shares authorized, 500 shares issued)		
Additional paid in capital		150,000
Retained deficit		(53,302)
Total stockholder's equity		96,698
Total liabilities and stockholder's equity	$	105,771

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Income
For the year ended December 31, 2007

REVENUES:		
Mutual fund income	$	64,555
Other income		35,238
Total income		99,793
EXPENSES:		
Commissions		8,650
Dues and subscription		46,155
Professional fees		12,565
Other operating expenses		16,423
Total expenses		83,793
INCOME BEFORE INCOME TAXES		16,000
INCOME TAX PROVISION (Note 2)		
Income tax expense		(800)
NET INCOME	$	15,200

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2007

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Equity
Beginning balance January 1, 2007	$0	$110,000	($68,502)	$41,498
Capital contributions		40,000		40,000
Net income			15,200	15,200
Ending balance December 31, 2007	$0	$150,000	($53,302)	$96,698

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$15,200
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in:	
Deposit clearing house	(10,238)
Prepaid expenses	(47,435)
Increase (decrease) in:	
Accounts payable	2,590
Total adjustments	(55,083)
Net cash used in operating activities	(39,883)
CASH FLOWS FROM FINANCING	
Capital contributions	40,000
Net cash provided by financing activities	40,000
Increase in cash	117
Cash-beginning of period	29,203
Cash-end of period	$29,320
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Linear Financial Services, Inc. (the "Company") was formed in Delaware and is approved as a securities broker dealer by The Securities and Exchange Commission and The Financial Industry Regulatory Authority.

Steven Vanderhoof owns 100% of the corporation.

The firm engages in sales of mutual funds on an application basis only.

Cash

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2007.

Lease:

The Company rents its facilities and fixed assets on a month-to-month basis from another entity owned by the sole shareholder of the company without a long term commitment.

LINEAR FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2007

Note 2: INCOME TAXES

The Company was formed as a "C" Corporation. The Company has a loss carry forward and is allowed to carry it forward 15 years except for the State of California. The Company's current income tax expense is:

State	$ 800
Total	$ 800

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2007 the company had a net capital of $30,485 which is $25,485 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($9,073) to net capital was 0.30:1, which is less than the 15:1 ratio of a broker dealer.

LINEAR FINANCIAL SERVICES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2007

	Focus 12/31/07	Audit 12/31/07	Change
Stockholder's equity, December 31, 2007	$ 96,698	$ 96,698	$ -
Subtract - Non allowable assets:			
Define tax benefit	18,778	18,778	-
Prepaid expenses	47,435	47,435	-
Tentative net capital	30,485	30,485	-
Haircuts	0	0	
NET CAPITAL	30,485	30,485	-
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 25,485	$ 25,485	-
Aggregate indebtedness	9,073	9,073	-
Ratio of aggregate indebtedness to net capital	0.30%	0.30%	

The were no noted differences between the audit and focus filed for December 31, 2007.

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2007

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(1) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax. (818) 401-8818

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Linear Financial Services, Inc.
Santa Ana, California

In planning and performing my audit of the financial statements of Linear Financial Services, Inc. for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by *Linear Financial Services, Inc.* including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Linear Financial Services, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (1) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BW CPA

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2008

END